

January 24, 2014

<u>Via E-mail</u>
Osnah Bloom
Chief Executive Officer
Integrated Inpatient Solutions, Inc.
100 Linton Boulevard, Suite 213-B
Delray Beach, FL 33483

> **Re:** **Integrated Inpatient Solutions, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 3, 2014**
> **File No. 333-191564**

Dear Ms. Bloom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 in our letter dated November 1, 2013. However, it continues to appear that Dr. Sharma and Ms. Bloom, as the sole officers, directors and beneficial owners of more than 10% of the outstanding common stock of the company each, are offering securities by or on behalf of the registrant. Please revise your registration statement to state that Dr. Sharma and Ms. Bloom will offer their securities at a fixed price for the duration of the offering, identify them as underwriters, and make conforming changes to your prospectus accordingly, including your cover page, summary and plan of distribution sections. Alternatively, please revise your registration statement to reduce significantly the number of shares being offering by each of Dr. Sharma and Ms. Bloom. In this regard, we note that both Dr. Sharma and Ms. Bloom are offering all of the shares of common stock of the company that they currently own.

2. We note your changes in response to comment 1 in our letter dated November 1, 2013. In making your election under Section 107(b) of the JOBS Act, we asked that you include a statement explaining the election's impact in your critical accounting policy disclosures, similar to the changes made in the Risk Factors section. We reissue this portion of the comment indicated above.

3. We note your response to comment 3 in our letter dated November 1, 2013, however it does not appear that you have provided the disclosure required by Item 505 of Regulation S-K; please revise accordingly. In addition, please include the statement that you may never become quoted on the OTC Bulletin Board or listed on an exchange on the prospectus cover page and in the Plan of Distribution sections, where you indicate that these events may happen.

4. We note your response to comment 20 in our letter dated November 1, 2013. Please include such disclosure in an appropriate place in your filing.

Selling Stockholders, page 11

5. We note your response to comment 13 in our letter dated November 1, 2013. Please include the requested disclosure for the trusts listed in the table.

6. We note that you have removed the following sections from the initial S-1 filed October 4, 2013: Geographic Coverage, Employees, and Description Of Property. Please restore the listed disclosures.

Executive Compensation, page 24

7. Please update the disclosure required by Item 402 of Regulation S-K for the fiscal year ended December 31, 2013. Refer to Regulation S-K Compliance and Disclosure Interpretation 217.05, which is located on our website.

Report of Independent Registered Public Accounting Firm, page F-1

8. We have reviewed your response to prior comment 33 in our letter dated November 1, 2013. As it appears you are devoting substantially all of your efforts to establishing a new business and you do not have significant revenues, please explain to us in detail why you do not believe you are a development stage entity as defined in ASC 915-10-20. We note your disclosure on page 5 that you are in the "early stages of development." If you reach a conclusion that you are a development stage entity after re-assessing the related guidance, please revise your financial statements to comply with the requirements of ASC 915, including paragraphs 210-45-1, 215-45-1, and 225-45-1, and ensure your auditor identifies you as a development stage entity in the audit report. As we previously indicated, any cumulative amounts should be presented from the inception of the development stage, not from inception of your company.

Osnah Bloom
Integrated Inpatient Solutions, Inc.
January 24, 2014
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Andrew Blume, Staff Accountant, at 202.551.3254 or Jason Niethamer Assistant Chief Accountant, at 202.551.3855 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485, Lilyanna Peyser, Special Counsel, at 202.551.3222, or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director

cc: James Dodrill